UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

2023 Annual General Meeting of Ferroglobe PLC

On June 2, 2023, Ferroglobe PLC ("Ferroglobe" or the "Company") released its Notice of 2023 Annual General Meeting ("2023 AGM") and Annual Report and Accounts for the fiscal year ended December 31, 2022. The 2023 AGM will be held at 14:00 British Summer Time (BST) on Tuesday, June 27, 2023 at Ferroglobe PLC, 13 Chesterfield Street, London, W1J 5JN, United Kingdom.

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting
99.2	Ferroglobe PLC Annual Report and Accounts for the fiscal year ended December 31, 2022
99.3	Extracts from the 2022 Form 20-F
99.4	Form of Proxy Card for 2023 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)